 November 26, 2024
CONFIDENTIAL SUBMISSION VIA EDGAR

Sonia Bednarowski
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Exodus Movement, Inc. Amendment No. 5 to Registration Statement on Form 10-12G Filed November 13, 2024 File No. 000-56643

Dear Ms. Bednarowski:
Set forth below are the responses of Exodus Movement, Inc. (“Exodus” or the “Company”), in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Division of Corporation Finance (the “Staff”) contained in your letter, dated November 25, 2024 (the “Comment Letter”), regarding the above-referenced Amendment No. 5 to the Registration Statement on Form 10-12G, (as amended by Amendment No. 5, the “Registration Statement”). The Staff’s comments are set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter and, in certain instances, if the Staff’s comment contained multiple parts, the Staff’s comment was separated into subparts to more effectively respond to each of the Staff’s comments. The Company’s responses are set forth beneath the Staff comments, which are set out in bold type. We are concurrently submitting via EDGAR this letter and Amendment No. 6 (“Amendment No. 6”) to the Registration Statement.
Amendment No. 5 to Registration Statement on Form 10-12G
Business
Our Products and Services
New Products, Passkeys, page 5

1.
While we note your disclosure that you had no revenue from the Passkeys Wallet for the three months ended September 30, 2024, please tell us whether you had any users of this product as of September 30, 2024.

As we are at the early stages of this new product, there were less than 50 users of the Passkeys wallet during the week of September 30, 2024.

In addition, you disclose that a user’s private key is encrypted using an encryption key provided by Exodus. Tell us who holds the encryption key and whether you, as a company or your agent, hold the key (such as on your cloud-based server) or whether the key is held locally on the Exodus app and stored locally on the user’s machine.

The Company acknowledges the Staff’s comment and has revised Amendment No. 6 accordingly. Please refer to page 6.

KYC and KYB Programs
KYB Program For API Providers and Vendors, page 19

2.	We note your response to prior comment 5. Please revise your disclosure on page 19 to identify the third-party providers you use for your KYB diligence.

The Company acknowledges the Staff’s comment and has revised Amendment No. 6 accordingly. Please refer to page 19.

***
If you have any questions regarding the response set forth above, please do not hesitate to call Sonia G. Barros at (202) 736-8387 or Thomas J. Kim at (202) 887-3550.

Sincerely,

/s/ James Gernetzke

James Gernetzke Chief Financial Officer

cc:	Jon Paul Richardson, Exodus Movement, Inc. Thomas J. Kim, Gibson, Dunn & Crutcher LLP Sonia G. Barros, Sidley Austin LLP